SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

S1 CORPORATION
(Name of Subject Company (Issuer))

S1 CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share,
Having an Exercise Price of $18.00 or More Held by
Certain Option Holders Who Have Not Been
Granted Options After January 5, 2001
(Title of Class of Securities)

814279 10 5
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard Dobb, Esq.
S1 Corporation
Vice President and General Counsel
3390 Peachtree Road, NE
Suite 1700
Atlanta, Georgia 30326
(404) 812-6200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-8575

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$47,322,720	$9,464.54

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,152,500 shares of common stock of S1 Corporation having an aggregate value of $47,322,720 as of June 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,365.00

Form or Registration No.:	Form S-8 (Reg. No.: 333-45766)

Filing party:	S1 Corporation

Dates filed:	September 14, 2000

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated June 8, 2001.*

	(2)	Form of Letter of Transmittal.*

	(3)	Form of Letter to Eligible Option Holders.*

	(4)	Text of supplemental e-mail to employees, dated June 22, 2001.

(b)	Not applicable.

(d)	(1)	S1 Corporation 1997 Employee Stock Option Plan.*

	(2)	Form of Option Agreement Pursuant to the S1 Corporation 1997 Employee Stock Option Plan.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

S1 CORPORATION

/s/ Richard Dobb —————————————————— Richard Dobb, Esq. Vice President and General Counsel

Date: June 22, 2001

Index to Exhibits

Exhibit Number	Description

(a)(1) -	Offer to Exchange, dated June 8, 2001.*

(a)(2) -	Form of Letter of Transmittal.*

(a)(3) -	Form of Letter to Eligible Option Holders.*

(a)(4) -	Text of supplemental e-mail to employees, dated June 22, 2001.

(d)(1) -	S1 Corporation 1997 Employee Stock Option Plan.*

(d)(2) -	Form of Option Agreement Pursuant to the S1 Corporation 1997 Employee Stock Option Plan.*

*	Previously filed.